Morgan Stanley Real Estate Fund
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	 Equity Lifestyle Properties Inc.
Purchase/Trade Date:	6/2/2011
Offering Price of Shares: $59.500
Total Amount of Offering: 5,250,000 shares
Amount Purchased by Fund:  2,420 shares
Percentage of Offering Purchased by Fund: 0.046
Percentage of Fund's Total Assets: 0.35
Brokers: Goldman, Sachs & Co., BofA Merrill Lynch, Morgan
Stanley, RBC Capital Markets, Wells Fargo Securities, Keefe,
Bruyette & Woods, Piper Jaffray, RBC
Purchased from: Goldman Sachs

Securities Purchased:	Commonwealth REIT
Purchase/Trade Date:	7/13/2011
Offering Price of Shares: $24.000
Total Amount of Offering:  10,000,000 shares
Amount Purchased by Fund:   2,660 shares
Percentage of Offering Purchased by Fund: 0.027
Percentage of Fund's Total Assets: 0.16
Brokers: Citi, Morgan Stanley, Wells Fargo Securities, BofA
Merrill Lynch, Jefferies, RBC Capital Markets
Purchased from: Wachovia Securities